

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Robert C. Flexon
President and Chief Executive Officer
Dynegy Inc.
601 Travis, Suite 1400
Houston, Texas 77002

> **Re: Dynegy Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 23, 2014**
> **File No. 333-192732**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **File No. 001-33443**

Dear Mr. Flexon:

We have limited our review of your registration statement on Form S-4 to those issues we have addressed in our comments. We have also reviewed your most recent annual report on Form 10-K and certain other filings pursuant to the Securities Exchange Act of 1934, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

In relation to the comments regarding your registration statement on Form S-4, please also respond to this letter by amending your registration statement and providing the requested information. In relation to the comments regarding your most recent annual report on Form 10-K and certain other Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and/or Exchange Act filings and the information you provide in response to these comments, we may have additional comments.

Robert C. Flexon
Dynegy Inc.
February 7, 2014
Page 2

Registration Statement on Form S-4

The Exchange Offer, page 31

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes, page 33

1. We note your response to comment 8 in our letter dated December 31, 2013. Please revise your disclosure on page 33, which still states that "in the case of Old Notes tendered by book entry transfer into the exchange agent's account at DTC pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer [. . .]".

Index to Exhibits

Exhibit 5.3

2. We note your response to comment 12 in our letter dated December 31, 2013, as well as counsel's revised opinion. Please have counsel further revise its opinion to clarify that, in addition to reviewing the listed documents, counsel engaged in such investigation as it deemed appropriate to render the given opinions.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 45

3. We note from your responses to comments 16, 17 and 23 in our letter dated December 31, 2013 that you propose to revise your disclosure to address our comments in future filings. While we would consider accepting your revised disclosures in future filings under the Exchange Act of 1934, we believe you should include these revised disclosures in your pending registration statement on Form S-4 prior to its effectiveness. To satisfy this objective you could amend your December 31, 2012 Form 10-K as well as your 2013 Forms 10-Q and incorporate these amended filings into your registration statement. Alternatively you could either file and incorporate by reference your December 31, 2013 Form 10-K, if feasible, or you could amend the registration statement to provide the revised MD&A disclosures directly in the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, Robert Babula, Staff Accountant at (202) 551-3339, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Heidi D. Lewis, Esq.
David Johansen, Esq.